Pioneer Financial Services, Inc.
4700 Belleview Avenue, Suite 300
Kansas City, MO 64112

June 5, 2015

FILED BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Post Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-171745), which was filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2015, along with any exhibits (the “Post Effective Amendment”).

The Company believes that withdrawal of the Post Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Post Effective Amendment was never declared effective and the Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Post Effective Amendment.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Post Effective Amendment is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Best regards,

/s/ Timothy L. Stanley
Timothy L. Stanley
Chief Executive Officer